

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

<u>Via E-mail</u>
Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

> **Re:** **Kinder Morgan, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-35081**
> **Kinder Morgan Energy Partners, L.P.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 001-11234**
> **El Paso Pipeline Partners, L.P.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 19, 2014**
> **File No. 001-33825**

Dear Ms. Dang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant